

ENTREX
Carbon Market

VIA EDGAR: VIA FORM RW/WD

11-15-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc

Application for Withdrawal on Form RW/WD for File Number: 24-12495

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), **Entrex Production and Installation Company, Inc** (the "Company") respectfully requests that the Securities and Exchange Commission (the "Commission") consent to withdraw the "Offering Statement (Regulation A)" below:

Form	Filing Date	File Number
RW	2024-11-14	024-12495

The Company requests withdrawal of the above which was filed in error.   Please excuse this error as some confusion, on our part.

Accordingly, the Company hereby respectfully requests that the withdrawal of this submission as of the date herein.   If you require additional information, please do not hesitate to contact the undersigned at (954) 856-6659.

Regards,

    /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer

Form & File	Filed ↓	Filing entity/person	File number
RW (Withdrawal)	2024-11-14	Entrex Production & Installation Co Inc.	024-12528
RW (Withdrawal)	2024-11-14	Entrex Production & Installation Co Inc.	024-12495
1-A/A (Offering statement)	2024-10-29	Entrex Production & Installation Co Inc.	024-12495
1-A-W (Withdrawal)	2024-10-29	Entrex Production & Installation Co Inc.	024-12495
1-A (Offering statement)	2024-10-28	Entrex Production & Installation Co Inc.	024-12528
1-A (Offering statement)	2024-08-29	Entrex Production & Installation Co Inc.	024-12495

Form RW/WD withdrawal request